Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For October 28, 2005

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

On Thursday 27 October 2005, Mr James Hogan, a non-executive director of Gallaher Group Plc, informed the Company that on that day he purchased 4,000 Gallaher Group Plc 10p Ordinary shares on the London Stock Exchange at a price of £8.485 per share. Mr Hogan did not previously own shares in Gallaher.

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Alyson Morris
	Name:	Alyson Morris
Date: October 28, 2005	Title:	Head of Performance and Reward